Fortigent Securities Company, LLC

SEC
Mail Processing
Section

FEB 23 2012

Washington, DC
125

[redacted]

SE

12011138

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51296

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fortigent Securities Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2600 Tower Oaks Boulevard, Suite 300
(No. and Street)

Rockville	Maryland	20852-3103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrew Putterman 301-816-1200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reznick Group, P.C.
(Name – *if individual, state last, first, middle name*)

500 East Pratt Street Ste. 200	Baltimore	MD	21202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Fortigent Securities Company, LLC

OATH OR AFFIRMATION

I, Andrew Putterman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fortigent Securities Company, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JENNIFER S. YEARWOOD
Notary Public-Maryland
Montgomery County
My Commission Expires
July 09, 2015

Reznick Group
ACCOUNTING • TAX • BUSINESS ADVISORY

Reznick Group, P.C.
500 East Pratt Street
Suite 200
Baltimore, MD 21202-3100
Tel: (410) 783-4900

INDEPENDENT AUDITORS' REPORT

To the Member
Fortigent Securities Company, LLC

We have audited the accompanying statement of net assets in liquidation of Fortigent Securities Company, LLC (the Company) as of December 31, 2011, and the related statement of changes in net assets in liquidation for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 2, the Company's policy is to prepare its financial statements on the liquidation basis of accounting.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets in liquidation of Fortigent Securities Company, LLC as of December 31, 2011, and the changes in net assets in liquidation for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. Such information, except for those items marked "unaudited," has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the

Reznick Group
ACCOUNTING • TAX • BUSINESS ADVISORY

financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Reznick Group, P.C.

Baltimore, Maryland
February 21, 2012

Fortigent Securities Company, LLC

STATEMENT OF NET ASSETS IN LIQUIDATION

December 31, 2011

ASSETS

Cash	$	194,993
Accounts receivable - related parties		22,123
Prepaid expenses		5,489
Total assets	$	222,605

LIABILITIES AND NET ASSETS IN LIQUIDATION

NET ASSETS IN LIQUIDATION	$	222,605
Total liabilities and net assets in liquidation	$	222,605

See notes to financial statements

Fortigent Securities Company, LLC

STATEMENT OF CHANGES IN NET ASSETS IN LIQUIDATION

Year ended December 31, 2011

Increase in net assets in liquidation		
Fee income	$	91,408
Decrease in net assets in liquidation		
Direct expenses		73,822
Increase in net assets in liquidation before provision for income taxes		17,586
Provision for income tax		(1,735)
Increase of net assets in liquidation before adjustments		15,851
Adjustments of estimated values		(113,507)
Decrease of net assets in liquidation		(97,656)
Net assets in liquidation - beginning		320,261
Net assets in liquidation - ending	$	222,605

See notes to financial statements

NOTE 1 - ORGANIZATION

Fortigent Securities Company, LLC, a Maryland Limited Liability Company (the Company), was formed on December 15, 2003. The Company is a wholly-owned subsidiary of Fortigent Holdings Company, Inc. (the Parent). The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was formed for the purpose of acting as a placement agent for various hedge funds and for any other lawful business as the Parent may from time to time determine. A limited liability company limits the liability to the Parent's investment.

Fortigent Holdings Company, Inc., the parent to Fortigent Securities Company, LLC, signed a stock purchase agreement on December 22, 2011 (the Agreement) to be acquired by LPL Holdings, Inc. (the Transaction). The Transaction is anticipated to close between mid-April to early-May 2012.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Liquidation Basis

During 2011, the Parent signed the Agreement to be acquired by an unaffiliated entity which requires the termination of the Company prior to the close of the Transaction. Accordingly, the Company has revalued its assets and liabilities to the amounts expected to be collected and paid upon sale.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting. As such, income is recognized in the period earned and expenses are recognized in the period incurred.

Accounts Receivable and Bad Debts

Accounts receivable are reported net of an allowance for doubtful accounts. Management's estimate of the allowance is based on historical collection experience and a review of the current status of the receivable. It is reasonably possible that management's estimate of the allowance will change. As of December 31, 2011, there was no allowance for doubtful accounts.

Fee Income

The Company is the placement agent for various hedge funds. The Company charges placement fees to an affiliated company in accordance with the affiliated hedge funds' private placement agreements. The Company also charges placement fees to unaffiliated hedge funds in accordance with their applicable agreements.

Income Taxes

Prior to adoption of the liquidation basis of accounting, the Company accounted for income taxes in accordance with the liability method as required under guidance from the Financial Accounting Standards Board (FASB) on accounting for income taxes, as interpreted by clarifying guidance issued by the FASB. Under the liability method, tax rates are applied to cumulative temporary differences based on how they are expected to affect the tax return. Deferred tax assets and liabilities are adjusted for tax rate changes. Under the guidance, income tax benefits are recognized and measured based up on a two-step model: 1) a tax position must be more-likely-than-not to be sustained based solely on its technical merits in order to be recognized, and 2) the benefit is measured as the largest dollar amount of that position that is more-likely-not to be recognized for a position in accordance with this model for financial statements and the tax benefit claimed on a tax return is referred to as an unrecognized tax benefit. The Company previously accrued income-tax-related interest and penalties, if applicable, within the provision for income taxes. The Company has not taken any tax positions that would create unrecognized tax benefits. Upon adoption of the

liquidation basis of accounting, the Company no longer recognized a deferred tax asset since they will be claimed by the Parent as the Company will no longer exist.

The Company is a single member limited liability company and is deemed a disregarded entity for income tax purposes. The Company is included in the consolidated federal tax return of the Parent for the year ended December 31, 2011. The Company is also included in the combined state and local income tax returns of the Parent for the year ended December 31, 2011. The federal income tax returns of the Parent for 2010 and 2011 are subject to examination by the IRS, generally for three years after they were filed.

NOTE 3 - RELATED PARTY TRANSACTIONS

Accounts Receivable - Related Parties

Included in accounts receivable - related parties are advances made to the Parent. The advances are non-interest bearing and due on demand. As of December 31, 2011, $100,221 due from the Parent for the Company's share of the provision for income taxes was adjusted for liquidation (see Note 5). The remaining outstanding balance as of December 31, 2011 is $22,123, which relates to general operating advances and is due from an affiliate.

Fee Income

The Company is also the placement agent for affiliated hedge funds. Fortigent, LLC, an affiliate of the Company, pays placement fees to the Company in accordance with the affiliated hedge funds' private placement agreements. During 2011, no fee income was recognized in accordance with these agreements.

Commissions

The Company reimburses Fortigent, LLC for sales commissions related to the Company's placements of affiliated hedge funds. During 2011, $5,333 was charged to direct expenses.

Expense Sharing Agreement

The Company and Fortigent, LLC, an affiliated entity, entered into an expense-sharing agreement which provides that Fortigent, LLC will pay the Company's share of overhead expenses such as rent, payroll, supplies and other general and administrative expenses. During 2011, no amounts were paid to Fortigent, LLC.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission, Uniform Net Capital Rule, Rule 15c3-1, which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 10 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 15 to 1. Under Rule 15c3-1, the Company is required to maintain net capital of not less than $5,000. The Company had net capital of $194,993 at December 31, 2011, which satisfies the net capital requirements. The Company's ratio of aggregate indebtedness to net capital was 0 to 1 at December 31, 2011.

NOTE 5 - ADJUSTMENT OF ESTIMATED VALUES

Effective with the signing of the Agreement by the Parent and the requirement to terminate the Company, the carrying amounts of assets and liabilities were adjusted from the historical basis to the amounts of cash expected from their realization and settlement. Adjustments represent a loss on accounts receivable - related parties of $100,221 and a loss on prepaid expenses of $13,286.

NOTE 6 - SUBSEQUENT EVENTS

Events that occur after the balance sheet date but before the financial statements were issued must be evaluated for recognition or disclosure. The effects of subsequent events that provide evidence about conditions that existed at the balance sheet date are recognized in the accompanying financial statements. Subsequent events which provide evidence about conditions that existed after the balance sheet date require disclosure in the accompanying notes. Management evaluated the activity of the Company through February 21, 2012 (the date the financial statements were issued) and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements other than the item noted below:

The Company sent a 1017 Notice to FINRA on January 11, 2012. Upon receipt of FINRA's updated approval of the 1017 Notice, the Company will file a Form BD-W which begins a 60-day review period by the SEC (the Form BD-W is an SEC form that is filed through the FINRA system). At the expiration of the 60-day review period the Form BD-W will become effective and the Company will terminate. As of February 21, 2012, the Company has not received the written updated approval from FINRA regarding the 1017 Notice.

SUPPLEMENTAL INFORMATION

Fortigent Securities Company, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

Year ended December 31, 2011

Net capital		
Net assets in liquidation from statement of net assets in liquidation		$ 222,605
Nonallowable assets		
Prepaid expenses	$ 5,489	
Accounts receivable - related parties	22,123	27,612
Net capital		$ 194,993
Aggregate indebtedness		
Liabilities from statement of net assets in liquidation		$ -
Adjustments		-
Total aggregate indebtedness		$ -
Computation of basic net capital requirement		
Minimum net capital required - 6 2/3% of aggregate indebtedness		$ -
Excess net capital		$ 189,993
Excess net capital at 1000%		$ 194,993
Ratio: Aggregate indebtedness to net capital		0 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2011)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report		$ 194,993
Audit adjustments		-
Net capital per above		$ 194,993
Aggregate indebtedness as reported in Company's Part II (unaudited) FOCUS report		$ -
Audit adjustment		-
Aggregate indebtedness per above		$ -

Fortigent Securities Company, LLC

EXEMPTION FROM REQUIREMENTS UNDER SEC RULE 15c3-3

Year ended December 31, 2011

The Company claims exemption under provisions of SEC Rule 15c3-3k(2)(i) and was in compliance with the conditions of such exemption.

The Company is not required to furnish information relating to possession or control requirements because it is exempt from SEC Rule 15c3-3.

Fortigent Securities Company, LLC

SIPC ASSESSMENT

Year ended December 31, 2011

The Company, as a member of the Securities Investor Protection Corporation, has been assessed $286 for the year ended December 31, 2011. This assessment has been paid as of December 31, 2011.

Reznick Group
ACCOUNTING • TAX • BUSINESS ADVISORY

Reznick Group, P.C.
500 East Pratt Street
Suite 200
Baltimore, MD 21202-3100
Tel: (410) 783-4900

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Member
Fortigent Securities Company, LLC

In planning and performing our audit of the Fortigent Securities Company, LLC financial statements for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the Fortigent Securities Company, LLC financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

Reznick Group

ACCOUNTING • TAX • BUSINESS ADVISORY

unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

Reznick Group

ACCOUNTING • TAX • BUSINESS ADVISORY

This report is intended solely for the information and use of the member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Reznick Group, P.C.

Baltimore, Maryland
February 21, 2012